UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 9)*


                                NTL INCORPORATED
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    62941W101
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                                 (CUSIP Number)

                                Edward T. Dartley
                     W.R. Huff Asset Management Co., L.L.C.
                                  67 Park Place
                          Morristown, New Jersey  07960
                                 (973) 984-1233
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 16, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.        62941W101
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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                        William R. Huff
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  Not Applicable
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                      Not Applicable
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6.  Citizenship or Place of Organization:   United States
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    Number of                      7. Sole Voting Power:                *
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:              *
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:           *
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:        *
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:  22,558,748*
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
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13. Percent of Class Represented by Amount in Row (11):   7.8%*
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14. Type of Reporting Person (See Instructions):   IA, IN
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* W.R. Huff Asset Management Co., L.L.C., a Delaware limited liability company ("Huff Asset Management"), and certain other limited partnerships and limited liability companies affiliated with Huff Asset Management (together with Huff Asset Management, the "Huff Entities"), for their clients and/or on behalf of certain separately managed accounts (collectively, the "Accounts"), have been issued and/or have acquired, in the aggregate, approximately 22,371,248 shares of common stock, par value $0.01 per share (the "Shares"), of NTL Incorporated, formerly known as Telewest Global, Inc., a Delaware corporation (the "Company"). Mr. William R. Huff possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by or on behalf of the Huff Entities and/or the Accounts, subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff. In addition, Mr. Huff individually holds options of the Company which are exercisable for a total of 187,500 Shares of the Company. Thus, as of June 16, 2006, for the purposes of Reg. Section 240.13d-3, Mr. Huff is deemed to beneficially own 22,558,748 Shares, or approximately 7.8% of the Shares deemed issued and outstanding as of that date. Mr. Huff's interest in the Shares is limited to his pecuniary interest, if any, in the Huff Entities and/or the Accounts. See Item 5 for further information.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          Based upon information in the Company's Form 10-Q, as filed by the Company with the Securities and Exchange Commission on May 10, 2006, there were approximately 288,622,040 Shares issued and outstanding as of May 5, 2006. As of June 16, 2006, the Huff Entities, for their clients and/or on behalf of the Accounts, have been issued and/or have acquired, in the aggregate, approximately 22,371,248 Shares. Mr. William R. Huff possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by or on behalf of the Huff Entities and/or the Accounts, subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. In addition, Mr. Huff individually holds options of the Company which are exercisable for a total of 187,500 Shares of the Company. Thus, as of June 16, 2006, for the purposes of Reg. Section 240.13d-3, Mr. Huff is deemed to beneficially own 22,558,748 Shares, or approximately 7.8% of the Shares deemed issued and outstanding as of that date. Mr. Huff's interest in the Shares is limited to his pecuniary interest, if any, in the Huff Entities and/or the Accounts.

          The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff.

          The following table details the transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Huff or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, during the sixty days on or prior to June 16, 2006 (each of which were effected in an ordinary brokerage transaction):

                                   (Purchases)

                                      NONE

                                     (Sales)

         Date                        Quantity                    Price
         ----                        --------                    -----

     April 18, 2006                    60,000                   27.4655
     April 19, 2006                    25,000                   27.4833
     April 20, 2006                     5,000                   27.1258
     April 21, 2006                    42,200                   26.8921
     April 24, 2006                    22,500                   26.9834
     April 25, 2006                    55,000                   26.7503
     April 26, 2006                    55,000                   26.9547
     April 27, 2006                    65,000                   27.3800
     April 28, 2006                    20,000                   27.4047
     May 1, 2006                       45,000                   27.7312
     May 2, 2006                       25,000                   27.6298
     May 3, 2006                       50,000                   27.5930

     May 4, 2006                       40,000                   27.0156
     May 5, 2006                       80,000                   27.2687
     May 8, 2006                       45,000                   27.7891
     May 9, 2006                       45,000                   28.3613
     May 10, 2006                      75,000                   28.7328
     May 11, 2006                      16,000                   28.6250
     May 12, 2006                       3,000                   28.2581
     May 15, 2006                      25,800                   27.7149
     May 16, 2006                      50,000                   27.9861
     May 17, 2006                       2,500                   27.7191
     May 23, 2006                      15,000                   26.9725
     May 25, 2006                      45,000                   27.1363
     June 1, 2006                      30,000                   26.9939
     June 2, 2006                      10,000                   26.9718


          In addition to the transactions detailed in the above table, during the sixty days on or prior to June 16, 2006, Mr. Huff ceased to possess the sole power to vote and the sole power to direct the disposition of an aggregate of 1,224,828 Shares.


                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        June 26, 2006


                                        /s/ Bryan E. Bloom
                                        ----------------------------------------
                                        Bryan E. Bloom as  attorney-in-fact  for
                                        William R. Huff, on  behalf of W.R. Huff
                                        Asset  Management Co.,  L.L.C.,  certain
                                        limited   partnerships    and    limited
                                        liability  companies   affiliated   with
                                        W.R. Huff  Asset Management  Co., L.L.C.
                                        and certain separately managed accounts.



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).